Exhibit 99.54
Student Transportation Inc.
(formerly Student Transportation of America, Ltd.)
Reconciliation of Canadian Generally Accepted Accounting Principles
to United States Generally Accepted Accounting Principles

INDEPENDENT AUDITORS’ REPORT ON RECONCILIATION OF CANADIAN
GENERALLY ACCEPTED ACCOUNTING PRINCIPLES TO UNITED STATES
GENERALLY ACCEPTED ACCOUNTING PRINCIPLES
To the Shareholders of Student Transportation Inc. (formerly Student Transportation of America Ltd.):
On September 22, 2010, we reported on the consolidated balance sheets of Student Transportation Inc. (formerly Student Transportation of America Ltd.) as at June 30, 2010 and 2009 and the consolidated statements of operations, comprehensive income (loss), shareholders’ equity and cash flows for the years then ended (the “Consolidated Financial Statements”) which are included in the Registration Statement on Form 40-F.
In connection with our audits conducted in accordance with Canadian generally accepted auditing standards of the Consolidated Financial Statements, we also have audited the related supplemental note entitled “Reconciliation Of Canadian GAAP to US GAAP” included in the Form 40-F. This supplemental note is the responsibility of the Company’s management. Our responsibility is to express an opinion on this supplemental note based on our audits.
In our opinion, such supplemental note, when considered in relation to the Consolidated Financial Statements taken as a whole, presents fairly, in all material respects, the information set forth therein.
As is disclosed in the supplemental note entitled “Reconciliation of Canadian GAAP to US GAAP”, the Company changed its method of accounting for business combinations by the adoption of Accounting Standards Codification (ASC) Topic 805, Business Combinations, effective July 1, 2009. In addition, in connection with the Securities and Exchange Commission modernization of oil and gas reporting requirements that was codified in ASC Topic 932, Extractive Industries — Oil and Gas, the Company changed the pricing assumption used in its oil and gas ceiling test and depletion calculation for the year ended June 30, 2010.

Metropark, New Jersey	/s/ Ernst & Young LLP
July 12, 2011	Certified Public Accountants

Reconciliation of Canadian GAAP to US GAAP
The consolidated financial statements of Student Transportation Inc. (formerly Student Transportation of America Ltd.) (“the Company”) have been prepared in accordance with Canadian Generally Accepted Accounting Principles (“Canadian GAAP”) which, in most respects, conform to US Generally Accepted Accounting Principles (“US GAAP”). The reconciliation of Canadian GAAP to US GAAP for the financial information presented below does not reflect all of the disclosures included in the Company’s annual consolidated financial statements. Accordingly, this financial information should be read in conjunction with the Company’s June 30, 2010 audited consolidated financial statements. The differences between Canadian GAAP and US GAAP are quantified and described below. All amounts are in (000)’s of US dollars.
Consolidated Balance Sheets
The differences between Canadian GAAP and US GAAP with respect to the Company’s consolidated balance sheets as at June 30, 2010 and 2009 are as follows:

As at June 30, 2010	Notes	Canadian GAAP	Adjustments	US GAAP
Prepaid expenses	a	$12,960	$(7,603)	$5,357
Other assets	a,b	1,736	12,377	14,113
Oil and gas interests	c,d	16,236	(9,515)	6,721
Goodwill	e	103,821	(521)	103,300
Accrued expenses and other current liabilities	a	27,656	(8,207)	19,449
Income taxes payable	f	4,154	19	4,173
Long-term debt	b, g	142,961	5,474	148,435
Deferred income tax liability	f	32,205	(3,806)	28,399
Other liabilities	a	261	8,207	8,468
Total shareholders’ equity	g	163,380	(6,949)	156,431

As at June 30, 2009	Notes	Canadian GAAP	Adjustments	US GAAP
Prepaid expenses	a	$12,915	$(7,032)	$5,883
Other assets	a,b	2,137	9,427	11,564
Oil and gas interests	c,d	16,949	(10,613)	6,336
Accrued expenses and other current liabilities	a	20,458	(6,434)	14,024
Long-term debt	b	94,953	2,395	97,348
Deferred income tax liability	f	29,372	(4,245)	25,127
Other liabilities	a	140	6,434	6,574
Total shareholders’ equity		181,929	(6,368)	175,561
Consolidated Statements of Operations and Comprehensive Income (Loss)
The differences between Canadian GAAP and US GAAP with respect to the Company’s consolidated statement of operations and comprehensive income (loss) as at June 30, 2010 and 2009 are as follows:

For the years ended June 30,	Notes	2010	2009
Net income (loss) under Canadian GAAP		$2,704	$(6,802)
Additions to net income (loss) for:
Depletion adjustment	d	1,323	—
Accretion adjustment	g	58	—
Tax effect of adjustments	f	—	4,245
Reductions to net income (loss) for:
Impact of write-off of certain oil and gas costs	c	(225)	(200)
Transaction costs associated with acquisitions	e	(521)	—
Depletion adjustment	d	—	(406)
Impairment of oil and gas interests	d	—	(10,007)
Tax effect of adjustments	f	(458)	—

Net income (loss) under US GAAP		$2,881	$(13,170)
Currency translation adjustments under Canadian and US GAAP		2,547	(2,585)

Total Comprehensive income (loss) under US GAAP		$5,428	$(15,755)

Net income (loss) per share under US GAAP — basic and diluted		0.05	(0.30)

     The weighted average number of common shares outstanding for purposes of determining basic and diluted net income (loss) per share is the same as that used for Canadian GAAP purposes.
The areas of difference between Canadian GAAP and US GAAP and their impact on the consolidated financial statements are as follows:
a.	Under Canadian GAAP, the Company recorded its prepaid insurance loss fund as a current asset. Under US GAAP, the Company allocated the prepaid insurance loss fund asset into its current and long-term components. Approximately $7.6 million and $7.0 million was reclassified to other assets at June 30, 2010 and 2009, respectively. Under Canadian GAAP, the Company recorded its insurance loss reserves as a current liability. Under US GAAP, the Company allocated the liability into its current and long-term components. Approximately $8.2 million and $6.4 million were reclassified from accrued expenses and other current liabilities to other liabilities at June 30, 2010 and 2009, respectively.

b.	Under US GAAP, deferred financing costs are classified as a non-current asset, whereas under Canadian GAAP these amounts are treated as contra debt balances. The amounts reclassified for US GAAP were $4.8 million and $2.4 million at June 30, 2010 and 2009, respectively.

c.	Under US GAAP, certain oil and gas expenditures relating to production costs are required to be expensed as incurred, whereas under Canadian GAAP these amounts were capitalized. The amounts reclassified to expense were $0.2 million for both fiscal years 2010 and 2009.

d.	Under US GAAP, the impairment test for oil and gas assets (the “ceiling test”) requires the Company to use tax effected discounted cash flows, and in addition for fiscal year 2009, the pricing required to be used to value these reserves was the end of period spot price. Under Canadian GAAP, the ceiling test is a two-step approach whereby the first step is based on pretax undiscounted cash flows of proved reserves using estimated future prices and costs. If the carrying value is not supported by future pretax undiscounted cash flows then impairment is measured using a present value technique. In accordance with the Securities and Exchange Commission modernization of oil and gas reporting requirements that were codified in

Accounting Standards Codification (ASC) Topic 932, Extractive Industries — Oil and Gas, during the year ended June 30, 2010 the Company changed its pricing assumption used in its ceiling test and depletion calculation to comply with these new requirements under US GAAP. Specifically, the definition of “current price” to be used in these calculations was changed from a period end spot price to a twelve month average price. The change in pricing, along with the use of tax effected discounted cash flows, results in an after tax impairment loss under US GAAP for the fiscal year ended June 30, 2009 of $6.0 million, net of a $4.0 million tax benefit. The aforementioned changes (change in pricing assumption of reserves and decrease in oil and gas interests due to impairment charge) also resulted in a decrease to depletion expense of approximately $1.3 million in fiscal year 2010 and an increase to depletion expense of approximately $0.4 million in fiscal year 2009.

e.	On July 1, 2009, for US GAAP purposes the Company adopted the new accounting principles for business combinations codified in ASC 805, Business Combinations. The principles change how an acquirer recognizes and measures assets acquired, liabilities assumed, non-controlling interest and goodwill in a business combination. Key changes include: (i) recognition of transaction costs in current period earnings; (ii) recognition of the estimated fair value of all contingent consideration at the acquisition date and an adjustment to fair value at each reporting date with an offset to current period earnings; (iii) adjustments to deferred tax asset valuation allowances and income tax uncertainties recorded at the acquisition date to be recognized in current period earnings; (iv) acquisition method accounting is applied on the date that control is obtained in step acquisitions; (v) re-measurement of previously acquired non-controlling equity investments at fair value as at the acquisition date with an offset to current period earnings; and (vi) any excess of fair value of acquired net assets over the acquisition consideration results in a bargain purchase. Thus, under US GAAP, transaction costs associated with business combinations are required to be expensed as incurred in fiscal 2010, whereas under Canadian GAAP they were capitalized. The impact of this change resulted in $0.5 million of expense recognition under US GAAP associated with transaction costs incurred during the fiscal year ended June 30, 2010.

f.	Tax effect of all adjustments required to reconcile Canadian GAAP to US GAAP.

g.	Under US GAAP, the Company’s convertible debentures, issued in fiscal 2010, are not bifurcated into separate debt and equity components as they are under Canadian GAAP. As a result, $0.8 million has been reclassified from shareholders’ equity to long-term debt as at June 30, 2010. Additionally, the accretion expense associated with this bifurcation has been reversed in fiscal 2010.
Consolidated Statement of Cash Flows
The differences between Canadian GAAP and US GAAP with respect to the Company’s consolidated statements of cash flows for the years ended June 30 2010 and 2009 are as follows:

For the years ended June 30,	Notes	2010	2009
Net cash provided by operating activities under Canadian GAAP		$41,661	$35,541
Reclassification of certain oil and gas expenditures	c	(225)	(200)
Reclassification of acquisition transaction costs	d	(521)	—

Net cash provided by operating activities under US GAAP		$40,915	$35,341

Net cash used in investing activities under Canadian GAAP		$(48,408)	$(48,468)

For the years ended June 30,	Notes	2010	2009
Reclassification of certain oil and gas expenditures	c	225	200
Reclassification of acquisition transaction costs	d	521	—

Net cash used in investing activities under US GAAP		$(47,662)	$(48,268)

Net cash provided by financing activities under Canadian and US GAAP		$11,852	$9,932